July 23, 2008

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0308

Re:	Finlay Enterprises, Inc.
Finlay Fine Jewelry Corporation
Form 10-K for the fiscal year ended February 2, 2008, Filed April 17, 2008
Form 10-Q for the quarter ended May 3, 2008, Filed June 12, 2008
File No. 000-25716

Dear Mr. Owings:

This letter sets forth the responses of Finlay Enterprises, Inc. (“FEI”) and Finlay Fine Jewelry Corporation (“FFJC” and together with FEI, “Finlay”) to comments raised in your letter, dated July 9, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have addressed each of the comments below and, as appropriate, will incorporate these responses in our future filings.

To assist your review, we have included the text of each comment below followed immediately by our response.

Form 10-K February 2, 2008

Management’s Discussion and Analysis, page 24

Liquidity and Capital Resources, page 33

COMMENT

1.	Please explain how you expect to address your deteriorating liquidity position. Reference is made to Regulation S-K Item 303(a)(1).

RESPONSE

At February 2, 2008 and May 3, 2008, our management did not view our liquidity position as deteriorating as we increased our outstanding debt in conjunction with our acquisition of the Bailey Banks & Biddle division of Zale Corporation in November 2007. This was an important strategic acquisition resulting in a significantly larger portion of our business being dedicated to the stand-alone specialty jewelry and luxury sector.

Further, in order to improve our financing flexibility, we amended and restated our revolving credit agreement in 2007. In June 2007, we amended our revolving credit agreement by increasing our borrowing capacity to $300.0 million from $225.0 million, in part to address the conversion of our gold consignment merchandise to owned inventory. In conjunction with our acquisition of Bailey Banks & Biddle, we further amended and restated our revolving credit agreement in November 2007, increasing our borrowing capacity to $550.0 million with a senior secured revolving line of credit. In switching to an asset-based loan, all financial covenants were eliminated from the revolving credit agreement, with the exception of a requirement to maintain an unused balance of at least $30.0 million at all times. Both at February 2, 2008 and May 3, 2008, we were in compliance with this requirement and, we expect to be in compliance during the balance of 2008.

However, the retail environment continues to be challenging in the second quarter of 2008, and our sales have been below, and may continue to be below, our original projections. Based on the current economic outlook, we anticipate that the remainder of 2008 will continue to be challenging. Additionally, as more fully discussed in our response to comment #9, we are working closely with our vendor community to address their credit concerns. We expect that these factors will have a negative impact on our liquidity during 2008, but we believe that we will, for the foreseeable future, be able to meet our liquidity needs.

We are exploring alternative financing options available to us in the marketplace to improve our liquidity position, working closely with our Board of Directors and financial advisors.

We will address these factors, and their impact on our liquidity, in future filings, beginning with Finlay’s quarterly reports on Form 10-Q for the quarter ending August 2, 2008.

COMMENT

2.	In Note 17 you disclose the inability of Macy’s to pay its accounts receivable could have a materially adverse effect on your results. Please discuss the impact to your liquidity position.

RESPONSE

In 2007, 52% of our total sales were generated by departments operated in store groups owned by Macy’s, Inc. (“Macy’s”). With the addition of a full year of Bailey Banks & Biddle results, we currently project that sales generated by departments operated in store groups owned by Macy’s will represent approximately 43% of our total sales in 2008. The inability of Macy’s to pay its receivables, particularly in the fourth quarter, could have a material adverse effect on our liquidity by requiring us to increase our reliance on our revolving credit agreement to meet our debt service obligations and fund our working capital needs.

We will revise our Management’s Discussion and Analysis disclosure in future filings, beginning with Finlay’s quarterly reports on Form 10-Q for the quarter ending August 2, 2008, as follows:

The inability of Macy’s to pay its receivables could have a material adverse effect on our liquidity by requiring us to increase our reliance on our revolving credit agreement to meet our debt service obligations and fund our working capital needs.

COMMENT

3.
Please describe how cash flows from discontinued operations are reflected in the cash flows statements, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, when discontinued operations are reflected in the current fiscal year, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the company’s future liquidity and capital resources.

RESPONSE

We have combined cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category in the Consolidated Statements of Cash Flows, as permitted under Statement of Financial Accounting Standards No. 95,"Statement of Cash Flows.” The cash flows from discontinued operations for 2007 are not material and, therefore, we have not quantified them separately here.

In future filings, we will discuss, if material, how we expect the absence of cash flows, or absence of negative cash flows, related to discontinued operations to impact our future liquidity and capital resources.

Critical Accounting Policies and Estimates, page 37

Merchandise Inventories, page 37

COMMENT

4.	Reference is made to the second paragraph. Please tell us and revise your disclosure to indicate how often you perform a physical inventory.

RESPONSE

Each of our locations performs a physical inventory on an annual basis. In future filings, we will revise our disclosure to include a statement to this effect in our disclosure under Merchandise Inventories.

Revenue Recognition, page 38

COMMENT

5.
Given the high dollar value of the items you sell coupled with the variability in the value of precious metals, please elaborate on your return policy and explain how you are able to reasonably estimate product returns.

RESPONSE

Our return policy is generally 30 days from the date of sale to the customer, although exceptions are made for customers relations purposes. We accrue an estimate for expected returns based on our historical returns experience as a percentage of our historical retail sales by division. As vendors pass on price increases for merchandise, we increase our retail price points, as appropriate. For the returns accrual estimate, which we calculate quarterly, we then are able to apply the historical returns rate to our most recent retail sales, which takes into account the variability in the price of precious metals, diamonds and gemstones.

Self Insurance, page 39

COMMENT

6.
We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements. In your disclosures regarding critical accounting estimates, you should discuss your policy for incurred but not reported claims, the limits of stop loss insurance coverage, if any, and significant yearly changes as well as trends and uncertainties.

RESPONSE

In future filings, we intend to provide the required table on our self insurance reserves in Schedule II to our financial statements. Additionally, we intend to disclose the following in future disclosures regarding our critical accounting policies, beginning with our annual reports on Form 10-K for the fiscal year ending January 31, 2009:

Self-Insurance Reserves

We are self-insured for medical and workers’ compensation claims. We limit our exposure through the purchase of stop-loss insurance on our medical and workers’ compensation policies at levels that management deems appropriate based on an analysis of risk versus the cost of such insurance. Self-insurance reserves are based on an analysis of historical trends of losses and are carried at their expected ultimate settlement value, including an estimate for claims incurred but not reported. Although we do not expect the amounts ultimately paid to differ significantly from our estimates, self-insurance reserves could be affected if future claims experience differs significantly from historical trends. Self-insurance reserves aggregated $7.7 million and $7.9 million at February 2, 2008 and February 3, 2007, respectively.

Additionally, to the extent we experience significant changes in our plans or claims experience, we will disclose such information in our future filings.

Item 8. Financial Statements and Supplementary Data, page 42

Item 9A. Controls and Procedures, page 42

Disclosure Controls and Procedures, page 42

COMMENT

7.
We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition you must include the “entire definition” which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

RESPONSE

In future filings, beginning with Finlay’s quarterly reports for the quarter ending August 2, 2008, we will disclose the Chief Executive Officer’s and Chief Financial Officer’s conclusions regarding the effectiveness of our disclosure controls and procedures providing the entire definition of disclosure controls and procedures.

Additionally, with respect to our current disclosure, Finlay hereby clarifies and confirms to the Staff that our Chief Executive Officer and Chief Financial Officer concluded that, as of each determination date, our disclosure controls and procedures are also effective to ensure that information required to be disclosed by Finlay in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Note 5 - Merchandise Inventories, page F-20

COMMENT

8.
We note in November 2006 you agreed to terminate your gold consignment agreement. Among the factors you considered was the Company’s belief that it could better manage its margins. This appears to contrast your disclosure in Management’s Discussion and Analysis that purchasing goods on consignment increases profitability (page 25) and is advantageous in terms of liquidity and your ability to obtain long-term financing (page 36). Please explain or revise your disclosures to be consistent.

RESPONSE

Our historical disclosures with respect to the factors we considered in terminating the gold consignment agreement, including our belief that we could better manage our gross margins under an owned inventory program, are accurate. In general, the cost of merchandise sold that is held on consignment is higher than purchasing the merchandise as owned inventory as the vendor has to finance the inventory until we sell it to our customer. The benefit to us of using consignment is not in the gross margin (i.e., cost of the merchandise) but in the financing (i.e., reduced short-term borrowings and related interest expense) because we typically are not required to pay for the merchandise until it is sold to our customer. Additionally, when using consignment merchandise, we have reduced risk to changing fashion trends because we can generally return the unsold merchandise to the vendor. With respect to the termination of the gold consignment agreement, as we disclosed, it was the benefit to our gross margin that we considered in determining to terminate that agreement, as well as other factors such as the volatility in gold prices (i.e., significant increases in gold prices) and simplifying our capital structure by eliminating an off-balance sheet contractual obligation.

To clarify this disclosure, we intend to include the following revised sentence in future discussions like the one on page 25 (the second to last sentence of the second paragraph). We believe by explaining more specifically how consignment merchandise is beneficial to Finlay, that this clarifies the disclosure on page 36 referred to in the Staff’s comment above:

At the end of 2007, approximately 25% of our merchandise was held on consignment, which enables us to pay for the merchandise after it is sold to our customer and reduces our inventory exposure to changing fashion trends.

Form 10-Q May 3, 2008

Management’s Discussion and Analysis, page 17

Liquidity and Capital Resources, page 23

COMMENT

9.
We note in April you were notified of the possibility your stock may be delisted from NASDAQ and in May Standard and Poor’s Rating Services downgraded your Company’s credit ratings and lowered their outlook. Please discuss the effect this may have on your liquidity, specifically your covenants, your ability to fund working capital, meet debt service obligations and obtain advantageous terms on merchandise from vendors. See SEC Release 33-8350.

RESPONSE

External factors, including our common stock being delisted from NASDAQ and the downgrade of our credit rating, coupled with the increase in our debt in conjunction with the acquisition of Bailey Banks & Biddle and recent bankruptcies in the jewelry industry, have impacted our ability to continue our historical credit terms with vendors. We are working closely with the vendor community to address their concerns. As discussed in our response to comment #1, in 2007, we amended and restated our revolving credit agreement to provide us with significantly increased borrowing capacity for meeting our financial obligations. In addition, in amending and restating our revolving credit facility we eliminated all financial covenants, with the exception of a minimum unused balance requirement. As a result, although we will have somewhat less unused availability in 2008 than originally anticipated at both February 3, 2008 and May 3, 2008, at the current time, based on revised liquidity projections, we believe that we will, for the foreseeable future, be able to meet our debt service obligations, fund our working capital requirements and be in compliance with the $30.0 minimum unused balance as required by the revolving credit agreement.

As mentioned in our response to comment #1, we will address these factors, and the impact on our liquidity, in future filings, beginning with Finlay’s quarterly reports on Form 10-Q for the quarter ending August 2, 2008.

In connection with these responses, Finlay acknowledges that:

•	Finlay is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Finlay may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we have filed this letter today via EDGAR under FEI (File No. 000-25716) and FFJC (File No. 033-59380). As indicated above, Finlay intends to file its quarterly reports on Form 10-Q for the quarter ending August 2, 2008 on or about September 11, 2008. Accordingly, please contact me with any comments that may impact these disclosures as soon as possible so that we may incorporate them into those filings.

Sincerely,

By:  /s/ Bruce E. Zurlnick
Bruce E. Zurlnick
Senior Vice President, Treasurer and
Chief Financial Officer